Filed by MB Financial, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934

Subject Company: MB Financial, Inc.
Commission File No.: 001- 36599

The following communication was provided to employees of MB Financial, Inc. on May 21, 2018.

Employee FAQ’s

We understand the recent news regarding the merger of MB Financial, Inc. and Fifth Third Bancorp will bring about many questions.  While we do have some answers now, we do not have them all.  The entire MB Senior Management Team is committed to uphold our core value of Open Communication throughout this process and will provide timely and regular updates and information.

Please send any additional questions to mergerquestions@mbfinancial.com.  We will post answers to your questions on MB.net weekly.

Why is MB merging with Fifth Third?

The combination of our organizations will create a powerful bank in Chicago, with a 20% market share in commercial banking, the 4th largest deposit market share and nearing 200 locations.

MB is the best it has ever been and we feel this represents an opportunity to create the strongest commercial bank in Chicago.

What should I know about Fifth Third Bank?

•                  Fifth Third Bancorp is a diversified financial services company headquartered in Cincinnati. As one of the largest regional banks in the nation, it has $142 billion in assets and approximately 18,000 employees as of March 31, 2018.

•                  It operates 1,153 full-service retail banking centers in 10 states and has commercial and consumer lending presence throughout the United States.

•                  Its four main businesses are Commercial Banking, Branch Banking, Consumer Lending, and Wealth & Asset Management.

To learn more about Fifth Third visit www.53.com.

Who will run Chicago for the combined organization?

Mitch Feiger will become the Chairman and CEO of Fifth Third Chicago.  Mitch will report to Greg Carmichael, CEO of Fifth Third Bank.

It is too early to outline other leadership decisions.  However, we will be taking a thorough and thoughtful approach to combining our talent, processes and systems. We’ll call this a “best of blend” approach and it will be our guiding principle as we work through this merger.

When will the merger close?

The merger requires regulatory and shareholder approval.  Until close, Fifth Third and MB will continue to operate as separate companies.

When does the integration and conversion process begin?

The planning process will begin immediately.  An Integration Office and Integration Team Leaders will be identified at both MB and Fifth Third.  They will be responsible for developing the integration plans and, once the merger closes, coordinating the implementation of the plans.

Will MB change its name?

Eventually, yes, it will change to Fifth Third Bank.  The timing of the name change has not been determined, however.

Will my manager, job or hours change?

For now, you will continue to report to your current manager, at your current location, with the same hours and schedule, and retain your current job responsibilities.

How will this impact my job and career opportunities?

Right now nothing changes about your employment with MB.  Both of our companies are proud to invest in our people, promoting and developing from within.

In time there may be some employees impacted and, if this happens, every possible effort will be made to place them into open positions.

Does this change the decision to exit the national mortgage origination business?

No.  The strategy announced last month remains unchanged.

How should I respond to customer inquiries?

Please take time to review the Key Client Messages posted on MB.net.  It includes answers to the questions that your customers will most likely ask.  And, most importantly, assure them that today its “business as usual”.  Please do not create any materials about the merger and share them with customers.

What is Fifth Third’s Community Commitment in Chicago?

Like MB, Fifth Third is deeply committed to improving lives in the communities it serves.

As part of their five-year $30 billion community commitment, Fifth Third has committed more than $3.6 billion for the Chicago region and will increase this amount as a result of this merger.

To date, they have provided almost $1.9 billion in the Chicago region:

•                  $937 Million, Mortgage Lending

•                  $406 Million, Small Business Lending

•                  $450 Million, Community Development Lending

•                  $83 Million, Community Development Investments

•                  $3.3 Million, Philanthropic Donations

And, like MB, Fifth Third also received an Outstanding CRA rating in their most recent examination.

How should I respond to press inquiries?

Should a reporter call you please explain you will forward their information to the appropriate person.  Please make no other comments or answer any questions.  Once you have the information, please forward it to Rob Gilland, Chief Marketing Officer, at rgilland@mbfinancial.com.

What should I do now?

There are three things that you should focus on right now:

1.              Keep doing what you do best — focus on your customers.  Over our history we have become known for our elite client service, and we should continue to live up to that reputation.  We understand that you have many questions and concerns, but our clients depend on us to deliver for them.

2.              Communicate your concerns and questions with your manager.  They may be able to provide information that will help you.  If not, there are other ways to get information such as MB.net or “Ask Mitch”.  Also, you can contact the Employee Assistance Program at 800.272.7255, or visit guidanceresources.com (company Web ID: MBFB112)

3.              Remain open to the possibilities.  Change is uncomfortable, but your willingness to adapt and operate outside your comfort zone could lead to new and exciting opportunities.

What should I do if I have questions?

Please send any questions to mergerquestions@mbfinancial.com.  We will post as many of these questions and their answers as soon as possible.

IMPORTANT ADDITIONAL INFORMATION AND WHERE TO FIND IT

In connection with the proposed merger, Fifth Third Bancorp will file with the SEC a Registration Statement on Form S-4 that will include the Proxy Statement of MB Financial, Inc. and a Prospectus of Fifth Third Bancorp, as well as other relevant documents concerning the proposed transaction. This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. INVESTORS AND STOCKHOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT AND THE PROXY STATEMENT/PROSPECTUS REGARDING THE MERGER WHEN IT BECOMES AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.

A free copy of the Proxy Statement/Prospectus, as well as other filings containing information about Fifth Third Bancorp and MB Financial, Inc., may be obtained at the SEC’s Internet site (http://www.sec.gov). You will also be able to obtain these documents, free of charge, from Fifth Third Bancorp at ir.53.com or from MB Financial, Inc. by accessing MB Financial, Inc.’s website at investor.mbfinancial.com. Copies of the Proxy Statement/Prospectus can also be obtained, free of charge, by directing a request to Fifth Third Investor Relations at Fifth Third Investor Relations, MD 1090QC, 38 Fountain Square Plaza, Cincinnati, OH 45263, by calling (866) 670-0468, or by sending an e-mail to ir@53.com or to MB Financial, Attention: Corporate Secretary, at 6111 North River Road, Rosemont, Illinois 60018, by calling (847) 653-1992 or by sending an e-mail to dkoros@mbfinancial.com.

Fifth Third Bancorp and MB Financial, Inc. and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of MB Financial, Inc. in respect of the transaction described in the Proxy Statement/Prospectus. Information regarding Fifth Third Bancorp’s directors and executive officers is contained in Fifth Third Bancorp’s Annual Report on Form 10-K for the year ended December 31, 2017 and its Proxy Statement on Schedule 14A, dated March 6, 2018, which are filed with the SEC.  Information regarding MB Financial, Inc.’s directors and executive officers is contained in its Proxy Statement on Schedule 14A filed with the SEC on April 3, 2018. Additional information regarding the interests of those participants and other persons who may be deemed participants in the transaction may be obtained by reading the Proxy Statement/Prospectus regarding the proposed merger when it becomes available. Free copies of this document may be obtained as described in the preceding paragraph.

FORWARD-LOOKING STATEMENTS

This communication contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 including, but not limited to, Fifth Third Bancorp’s and MB Financial, Inc.’s expectations or predictions of future financial or business performance or conditions. Forward-looking statements are typically identified by words such as “believe,” “expect,” “anticipate,” “intend,” “target,” “estimate,” “continue,” “positions,” “plan,” “predict,” “project,” “forecast,” “guidance,” “goal,” “objective,” “prospects,” “possible” or “potential,” by future conditional verbs such as “assume,” “will,” “would,” “should,” “could” or “may”, or by variations of such words or by similar expressions. These forward-looking statements are subject to numerous assumptions, risks and uncertainties, which change over time. Forward-looking statements speak only as of the date they are made and we assume no duty to update forward-looking statements. Actual results may differ materially from current projections.

In addition to factors previously disclosed in Fifth Third Bancorp’s and MB Financial, Inc.’s reports filed with or furnished to the SEC and those identified elsewhere in this communication, the following factors, among others, could cause actual results to differ materially from forward-looking statements or historical performance: the ability to obtain regulatory approvals and meet other closing conditions to the merger, including approval of the merger by MB Financial, Inc.’s stockholders on the expected terms and schedule, including the risk that regulatory approvals required for the merger are not obtained or are obtained subject to conditions that are not anticipated; delay in closing the merger; difficulties and delays in integrating the businesses of MB Financial, Inc. or fully realizing cost savings and other benefits; business disruption following the merger; changes in asset quality and credit risk; the inability to sustain revenue and earnings growth; changes in interest rates and capital markets; inflation; customer acceptance of Fifth Third Bancorp’s products and services; customer borrowing, repayment, investment and deposit practices; customer disintermediation; the introduction, withdrawal, success and timing of business initiatives; competitive conditions; the inability to realize cost savings or revenues or to implement integration plans and other consequences associated with mergers, acquisitions and divestitures; economic conditions; and the impact, extent and timing of technological changes, capital management activities, and other actions of the Federal Reserve Board and legislative and regulatory actions and reforms.

Annualized, pro forma, projected and estimated numbers are used for illustrative purpose only, are not forecasts and may not reflect actual results.